                                       RULE 424(b)(3) REGISTRATION NO. 333-19211

                             SYSTEMSOFT CORPORATION

--------------------------------------------------------------------------------
                                2,787,802 Shares
                                  Common Stock
--------------------------------------------------------------------------------

          This Prospectus relates to the resale of up to an aggregate of 2,787,802 shares of Common Stock, par value $.01 per share (the "Shares"), of SystemSoft Corporation ("SystemSoft" or the "Company"). The Shares include up to an aggregate of 2,037,802 shares of Common Stock issued to the stockholders of Radish Communications Systems, Inc. ("Radish") in connection with the Company's acquisition of Radish and up to 750,000 shares of Common Stock issuable upon the exercise of a Common Stock Purchase Warrant issued by the Company (the "Warrant"). See "SELLING STOCKHOLDERS." The Selling Stockholders may sell the Shares at market prices prevailing at the time of the sale or at prices otherwise negotiated. See "PLAN OF DISTRIBUTION." The Selling Stockholders and certain persons who purchase shares from them including broker-dealers acting as principals who may resell the Shares, may be deemed "underwriters," as that term is defined in the Securities Act of 1933, as amended (the "Securities Act"). See "PLAN OF DISTRIBUTION."

          None of the proceeds from the resale of the Shares will be received by the Company. The Company is responsible for the expenses incurred in connection with the registration of the Shares. The Selling Stockholders will pay or assume brokerage commissions or other similar charges incurred in the sale of the Shares. The Company has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.

          SystemSoft's Common Stock is listed on The Nasdaq National Market under the symbol "SYSF." The last reported sale price for the Common Stock on February 27, 1997 was $16.50, as reported by The Nasdaq National Market.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          AN INVESTMENT IN THESE SECURITIES INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" APPEARING ON PAGE 4.

               The date of this Prospectus is February 28, 1997.

                             AVAILABLE INFORMATION

          The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information are available for inspection and copying at the public reference facilities maintained by the Commission at 450 5th Street, N.W., Washington, D.C. 20549, and at the following regional offices of the
Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 5th Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding the Company. The Common Stock of the Company is quoted on The Nasdaq National Market and such material may also be inspected and copied at the offices of the National Association of Security Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

          The Company has filed with the Commission a Registration Statement on Form S-3 (including all amendments thereto, the "Registration Statement") under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus does not contain all information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information regarding the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any agreement or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such agreement filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and copies of all or any part thereof may be obtained from such office upon payment of the prescribed fees.

                     INFORMATION INCORPORATED BY REFERENCE

          The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated in this Prospectus by reference as of their respective dates (Commission File No. 0-24418): (1) Annual Report on Form 10-K for the fiscal year ended January 31, 1996; (2) Quarterly Reports on Form 10-Q for the quarters ended April 30, 1996, July 31, 1996 and October 31, 1996; (3) Current Reports on Form 8-K dated July 17, 1996 and December 19, 1996; and (4) the sections entitled "Description of Securities to be Registered" contained in the Company's Registration Statements on Form 8-A filed with the Commission on June 23, 1994.

          All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering made hereby, shall be deemed to be incorporated by reference in this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

          The Company will provide without charge to each person to whom a Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents described above (other than exhibits to such documents). Requests for such copies should be directed to David P. Sommers, Chief Financial Officer, SystemSoft Corporation, 2 Vision Drive, Natick, Massachusetts 01760, telephone (508) 651-0088. Unless the context otherwise requires references in the Prospectus to the "Company" or "SystemSoft" refer to SystemSoft Corporation and its subsidiaries.

                                   TRADEMARKS

          SystemSoft is a registered trademark and CardWorks, CardWizard, SystemWizard, MobilePRO and CardSoft are trademarks of the Company.

                                  THE COMPANY

          The Company is a supplier of PCMCIA and other system-level software to the personal computer market including the growing market for mobile computers, comprised of laptops, notebooks, subnotebooks and personal computing devices. PCMCIA is a published industry standard which enables personal computers ("PCs") and electronic devices to automatically recognize, install and configure peripherals (including, for example, modems, flash memory and network cards) incorporated in credit card-sized PCMCIA cards. System-level software provides both a connectivity layer, which facilitates the addition, configuration and use of peripheral devices, and a hardware adaptation layer, which comprises the communication link between a PC's operating system software and hardware. Each new version of hardware or operating system software generally requires new system-level software. PC manufacturers are able to offer enhanced functionality, flexibility and ease of use by using the Company's software in their products.

          The principal software products currently offered by the Company includes the following:

     * PC CARD SOFTWARE. PC Card Software is a published industry standard which enables PCs and electronic devices to automatically recognize, install and configure peripheral devices (including, for example, modems, flash memory and network cards) incorporated into PCMCIA-compliant cards. Among the PC Card software products currently offered by the Company are: (i) CardSoft Socket Services Software, which communicates with the hardware vendor's PC Card controller to recognize the status of the card socket (empty or loaded); (ii) CardSoft Card Services Software, which recognizes the nature of the peripheral loaded into a card socket, manages and allocates system resources to PC Cards (such as interrupts, memory conflicts and port requirements) and permits "hot swapping" of cards (that is, the ability to remove and replace cards without turning off and reconfiguring the computer); (iii) CardWizard, an artificial intelligence-based software tool which makes PC Cards easier to use by automatically detecting and resolving configuration conflicts; (iv) CardWorks for Windows 95, which extends Windows 95 PC Card compatibility to include PC Card devices designed for the new PC Card standard and (v) CardWizard for Windows NT 4.0 which combines the features of CardWizard and CardWorks into a complete Windows NT 4.0 solution. The Company also licenses its PC Card software or provides services to more than 50 manufacturers of PC Cards, including Adaptec, AMP, Integral, Megahertz, National Semiconductor, New Media and U.S. Robotics, to ensure that their cards are compatible with published PCMCIA standards and a variety of PC systems.

          PLUG AND PLAY SOFTWARE. Plug and Play software permits PCs to automatically recognize and configure add-on peripherals and components without the necessity for the user to reconfigure the computer system each time a device is removed or added. The Company believes that it was the first software manufacturer to introduce and license Plug and Play software complying with the Plug and Play Association's published standard. SystemSoft's current Plug and Play software supports Intel and Intel-compatible CPUs and Windows operating systems. The Company's Plug and Play software includes comprehensive diagnostic software which identifies and configures system resources. An industry consortium in the desktop personal computer industry, in association with Intel, has developed the Peripheral Connect Interface ("PCI") standard for buses (the communication pathways through which peripherals communicate with the
          CPU). Compliance with the PCI standard will enable peripheral devices to be connected to a desktop computer and to be automatically configured and operable upon rebooting the computer without any need to set jumpers or switches or to load software. In addition, PCI is designed to significantly increase data transmission rates. The Company's PCI System software for Intel and

          Intel-compatible CPU is designed to provide optimal flexibility and configurability for systems using PCI buses. PCI system-level software is being adopted in the mobile computing market and the Company has begun supplying its mobile system OEMs with PCI software.

     * POWER MANAGEMENT SOFTWARE. Power management software reduces power consumption by monitoring a computer's operating system and hardware for idle states, stopping or slowing a CPU's clock after a predetermined period of inactivity, suspending or powering down system components, and turning off all unnecessary system components and operations while saving all system information to appropriate memory. The Company offers system-level software designed to reduce power consumption for desktop and mobile computers and other electronic devices. Power management systems have been particularly important for mobile systems to extend battery life and to reduce heat generation by powerful CPUs. The Company's power management software for mobile computers supports Intel and Intel-compatible CPUs and provides support for DOS, Windows, OS/2, and Windows NT operating systems.

     * BIOS SOFTWARE. BIOS software permits PC hardware components to accept commands from and deliver commands to the computer's operating system software. The Company's BIOS software provides support for Intel and Intel-compatible CPUs, enables PCs to the IBM-compatible and helps PC OEMs achieve compatibility with Windows 95. The modularity of the Company's BIOS software enables the Company to quickly respond to changes in the hardware design provided by each PC manufacturer because typically these changes, such as adding a new CPU, may require modifications only to a particular module of the Company's BIOS software.

          CALL-AVOIDANCE SOFTWARE. In 1995, SystemSoft, with input from customers, identified and has helped create a new market for "Call Avoidance Software." This new software category addresses the challenges associated with the increasing complexity of personal computers and software. As PCs and software grow in sophistication, the number and length of technical support calls to hardware and software companies from consumers has risen dramatically. To attack the support-call problems, SystemSoft has developed SystemWizard/TM/, a call-avoidance technology that builds on the Company's CardWizard product. SystemWizard will automatically diagnose and fix the most common problems that plague PC users before they need to pick up the phone to call for support. These problems include configuration settings, software bugs, device-driver incompatibilities, and other problems that are too difficult for most users to resolve on their own.

          The Company's principal executive offices are located at 2 Vision Drive, Natick, Massachusetts 01760 and its telephone number at such address is
(508) 651-0088.

                              RECENT DEVELOPMENTS

Recent Acquisitions

     In December 1996, the Company completed its acquisition (the "Radish Merger") of Radish Communications Systems, Inc. ("Radish"). As a result of the Radish Merger, the former stockholders of Radish received 2,037,802 shares of SystemSoft Common Stock and $367,101 in cash. Also, pursuant to the terms of the Radish Merger, Radish's obligations under Radish's existing stock option plans, whether vested or unvested, were assumed by SystemSoft. The acquisition of Radish is intended to qualify a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended. SystemSoft will account for the transaction as a purchase. The Radish Merger enhanced the Company's presence in the call center and help desk environments. With the acquisition of Radish and the integration of Radish's VoiceView/R/, an industry standard for integrated voice and data communications, into the Company's SystemWizard call-avoidance software, the Company expects to expand its strategic focus to include not only call-avoidance, but call-efficiency as well. This Prospectus relates to the resale of the shares issued in the Radish Merger.

                                  RISK FACTORS

          In addition to the other information contained in this Prospectus, the following factors should be carefully considered by prospective investors when evaluating an investment in the Company's securities.

Variations in Operating Results

          The revenue growth rates experienced by the Company to date may not be indicative of future growth rates and there can be no assurance that the Company will remain profitable in the future. Future results of operations may fluctuate significantly based upon numerous factors including the timing of new product introductions, product mix, levels of international sales, activities of competitors and the ability of the Company to penetrate new markets. The volume and timing of new contracts and delays in the achievement of milestones could have a significant impact on operating results for a particular quarter. In addition, because many of the Company's customers do not typically report royalties earned by the Company until the last month of the calendar quarter, quarterly revenues are difficult to predict.

Ability to Respond to Rapid Technological Change

          The market for system-level and call avoidance software is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. The trend in the PC market in general is toward shorter product life cycles and rapid product and technology obsolescence. The life cycle of the Company's products is highly dependent on the life cycles of the products sold by its customers. For the Company's core products, such as PC Card, Plug and Play, Power Management and BIOS products, the life cycle may be as long as five years. However, for specific adaptations of the Company's core products, the Company generally expects a life cycle of one year or less. The Company's future success will depend upon its ability to enhance its current software and to develop and introduce new software which keeps pace with technological developments and evolving industry standards as well as to respond to changes in customer requirements. There can be no assurance that the Company will successfully complete the development, or will not experience delays in the introduction, of new software or enhancements to its existing software. Any delay or failure of the Company's software to achieve market acceptance would adversely affect the Company's business and financial condition. In addition, there can be no assurance that products or technologies developed by others will not render the Company's software or technologies non-competitive or obsolete.

Radish Acquisition

          The successful integration of the Company and Radish is important to the future financial performance of the combined enterprise. The anticipated benefits of the Radish Merger may not be achieved unless, among other things, the operations of Radish are successfully combined with those of the Company in a timely manner. The diversion of the attention of management, and any difficulties encountered in the transition process, could have an adverse impact on the revenues and operating results of the combined enterprise. There can be no assurance that the Company will be able to successfully integrate Radish and its services and products into the Company's operations.

Management of Growth

          The Company is currently experiencing a period of growth which has placed, and could continue to place, a strain on the Company's financial and other resources. The Company's ability to manage its staff and facilities growth effectively will require it to continue to improve its operational, financial, and other internal systems, and to train, motivate and manage its employees. If the Company's management is unable to manage growth effectively and new employees are unable to achieve anticipated performance levels, the Company's results of operations could be adversely affected. Potential investors should consider the risks, expenses and difficulties frequently encountered in connection with the operation and development of a new and expanding business.

Attraction and Retention of Employees

          The Company's success will depend in large part upon its ability to attract, retain and motivate highly skilled employees. Competition for qualified sales, technical and other qualified personnel is intense, and there can be no assurance that the Company will be able to attract, assimilate or retain additional highly qualified employees in the future. Although the Company expects to continue to attract sufficient numbers of highly qualified employees for the foreseeable future, there can be no assurance that the Company will be able to do so.

Competition

          The markets for the Company's software are highly competitive. The Company faces competition primarily from other system-level software companies and in-house software development staff of current and prospective customers. Certain of the companies with which the Company competes or may in the future compete have substantially greater financial, marketing, sales and support resources and may have more "brand-name" recognition than the Company. There can be no assurance that the Company will be able either to develop software comparable or superior to software offered by its competitors or to adapt to new technologies, evolving industry standards and changes in customer requirements.

          The Company believes that interdependencies may develop between system-level software companies and their customers, leading to a "switching" cost factor which competing system-level software companies must overcome in order to replace an entrenched competitor. While SystemSoft believes this cost factor may benefit it in its existing relationships with key participants in the PC market, switching costs may make it more difficult for the Company to displace or take market share from competitors, particularly in the desktop market, where competitors may have strong relationships with certain PC manufacturers.

          The Company believes that, in the future, operating systems software vendors could choose to enter the Company's primary markets as direct competitors or incorporate enough features into their products so as to decrease revenues from OEMs.

          The Company's software to date has been primarily based on Intel and Intel-compatible CPUs and Microsoft operating system software. If the market for Intel and Intel-compatible CPUs is materially diminished, demand for the Company's current software could be reduced. In addition, most of the Company's software has been installed on computers using Microsoft's MS/DOS or Windows operating systems. If Microsoft's operating systems cease to be the dominant operating system for the PC industry, the Company could experience increased costs for engineering and/or diminished revenues.

Dependence on Strategic Business and Customer Relationships

          The Company believes that its success to date has been largely dependent on the adoption of its software by key participants in the PC industry, including Intel, IBM, Compaq, NEC, Packard Bell NEC, Digital, Toshiba, Microsoft and Apple. These relationships have enabled the Company to learn about new technological developments prior to their general release to the computer industry. The loss of any of these strategic business and customer relationships could adversely affect the Company's product development efforts, its business and financial condition and its ability to realize its strategic objective to be first to market.

Dependence on Key Customers; Concentration of Credit Risk

          In its fiscal year ended January 31, 1996, Compaq and Intel accounted for approximately 13% and 10%, respectively, of the Company's total revenues. The loss of any key customer and the inability of the Company to replace revenues provided by a key customer could have a material adverse effect on the Company's business and financial condition. The Company's customer base consists principally of large OEMs in the PC market and as a result the Company maintains individually significant receivable balances from major OEMs. If these OEMs fail to meet their guaranteed minimum royalty payments and other payment obligations, the Company's operating results could be adversely affected.

International Revenues

          International revenues are subject to a number of risks, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries could impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs or adopt other restrictions on foreign trade; fluctuations in exchange rates could affect product demand; U.S. export licenses may be difficult to obtain; and the protection of intellectual property in foreign countries may be more difficult to enforce.

          The Company opened its first international subsidiary in Taiwan on March 1, 1995. The Company now licenses software to its customers in Taiwan in U.S. dollars. The Company opened its first office in Japan in July of 1996 and now licenses software to its customers in Japan in the local currency and, as such, the results of its operations in Japan are subject to currency value fluctuations.

Intellectual Property and Proprietary Rights

          The Company's success depends in significant part on the development, maintenance and protection of its intellectual property. The Company regards its software as proprietary and attempts to protect it with a combination of patent, copyright, trademark and trade secret laws, employee and third-party nondisclosure agreements and other methods of protection. The Company has applied for several U.S. patents and has filed several international patent applications to protect its proprietary technology. The Company may apply for additional patents in the future. However, there is no assurance that any of these applications will issue as enforceable patents, or that the scope of any patent granted will be sufficient to prevent third-parties from producing competitive products. Moreover, despite these precautions, it may be possible for unauthorized third-parties to copy the Company's software or to reverse engineer or obtain and use information that the Company regards as proprietary. The Company licenses its object and source code under written license agreements. Certain provisions of such licenses, including provisions protecting against unauthorized use, copying, transfer and disclosure of the licensed programs, may be unenforceable under the laws of certain jurisdictions. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States.
There can be no assurance that the protections put in place by the Company will be adequate.

          Significant and protracted litigation may be necessary to protect the Company's intellectual property rights, to determine the scope of the proprietary rights of others or to defend against claims of infringement. Moreover, although the Company is not currently involved in any litigation with respect to intellectual property rights, there can be no assurance that third-party claims alleging infringement will not be asserted against the Company in the future. Such assertions could require the Company to discontinue the use of certain software codes or processes, to cease the manufacture, use and sale of infringing products, to incur significant litigation costs and expenses and to develop non-infringing technology or to obtain licenses to the alleged infringing technology. There can be no assurance that the Company would be able to develop alternative technologies or to obtain such licenses or, if a license were obtainable, that the terms would be commercially acceptable to the Company.

          The Company's products are licensed to its personal computer manufacturing customers on a "right to relicense" basis pursuant to the Company's Master License Agreement or other appropriate contracts or documents. Certain provisions of such licenses, including provisions protecting against unauthorized use, copying, transfer and disclosure of the licensed software, may be unenforceable under the laws of certain jurisdictions. In addition, the laws of some foreign countries do not protect the Company's proprietary rights to the same extent as do the laws of the United States.

          From time to time the Company is notified of claims by a third party that a Company product, or the products of others which contain a Company product, infringe the intellectual property rights of the third party.

Volatility of Stock Price

          The trading price of the Company's Common Stock has been and could continue to be subject to fluctuations in response to quarterly variations in results of operations, announcements of technological innovations or new products and services by the Company or its competitors, changes in financial estimates by securities analysts, changes in management, and other events or factors. In addition, the stock market has experienced volatility that has particularly affected the market prices of equity securities of many high technology companies and often that has been unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock.

                                USE OF PROCEEDS

          The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders.

                              SELLING STOCKHOLDERS

          The following table sets forth certain information regarding beneficial ownership of the Shares as of February 27, 1997 and the number of Shares which may be offered for the account of the Selling Stockholders or their pledgees, donees, transferees, or other successors in interest from time to time. See "Plan of Distribution."

                                             Shares        Shares           Shares
                                          Beneficially   To Be Sold      Beneficially
                                          Owned Prior      In The        Owned After
          Selling Stockholder             To Offering    Offering(1)   The Offering (1)
----------------------------------------  ------------  -------------  ----------------
The Hill Partnership III(2)(5)                 431,835     431,835            *
Frontenac Venture V Limited Partnership(2)(5)  435,283     435,283            *
STF II, L.P.(2)(5)                             181,781     181,781            *
Ameritech Development Corporation(2)            82,098      82,098            *
Crossover Fund II, L.P.(2)(5)                   92,059      92,059            *
Crossover Fund IIA, L.P.(2)(5)                  27,166      27,166            *
Omega Ventures II Cayman, L.P.(2)(5)            28,766      28,766            *
Bayview Investors, Ltd.(2)                      46,014      46,014            *
Intel Corporation(2)(4)                      2,004,292      94,454            *
Omega Ventures II, L.P.(2)(5)                  111,485     111,485            *
RS & Co. IV, L.P.(2)                           157,375     157,375            *
Harry Newton(2)                                  3,521       3,521            *
Sea Island Ventures, LLC(2)(7)                  57,847      57,847            *
Phoenix Leasing Incorporated(2)                  2,504       2,504            *
John Cullen(2)                                  12,580      12,580            *
Packard Bell NEC, Inc.(2)(3)                   819,416     819,416            *
Davis, Richard A. (2)(5)                        67,387      67,387            *
Szczurek, Theresa M.(5)                         42,883      42,883            *



                                             Shares        Shares           Shares
                                          Beneficially   To Be Sold      Beneficially
                                          Owned Prior      In The        Owned After
          Selling Stockholder             To Offering    Offering(1)   The Offering (1)
----------------------------------------  ------------  -------------  ----------------
Davis, James E.                             12,252        12,252            *
Davoust, Paul(5)                            10,122        10,122            *
Newton, Norman(6)                            8,399         8,399            *
Fette, Charles J.(5)                         5,750         5,750            *
Witmore, Ronald K.                           5,322         5,322            *
Tamm, Ulo                                    4,777         4,777            *
Seguin, William L.                           4,700         4,700            *
Kohlbry, Thomas S., Jr.                      4,519         4,519            *
Maxon, Rodney R.                             4,105         4,105            *
Frick, Kenneth(6)                            3,726         3,726            *
Hosage, Daniel(6)                            2,892         2,892            *
Ancelin, David J.                            2,630         2,630            *
Buchholz, Bradley                            2,373         2,373            *
Winseck Jr., Michael M.(6)                   2,313         2,313            *
Smith, Rex C.                                2,049         2,049            *
Washing, Thomas G.                           1,735         1,735            *
Plastic Tooling Aids Development Corp.       1,605         1,605            *
Longfellow, Robert L.(5)                     1,390         1,390            *
Cohig & Co. Employees Retirement Plan        1,331         1,331            *
Sonnier, Gary                                1,312         1,312            *
Schweitzer, Michael S.                       1,305         1,305            *
Spagnuolo, Donald L.                         1,520         1,520            *
Masoner, Lance and Vicki                     1,288         1,288            *
Brittain, Anthony J.(5)                      1,242         1,242            *
Learoyd, Charles                             1,193         1,193            *
Cleghorn, Donald E.(6)                       1,186         1,186            *
Tamm, Beth D.(6)                             1,156         1,156            *
Clarke, Lisa M.                              1,156         1,156            *
---------

(1) Share numbers are estimated, as the Selling Stockholders or their pledgees, donees, transferees, or other successors in interest from time to time may sell all or any part of the Shares pursuant to the offering; provided, however, that certain Selling Stockholders (the "Major Stockholders") agreed to restrict their sales of the Company's Common Stock to not more than fifty percent (50%) of their shares of the Company's Common Stock in any fiscal quarter.
(2)  Defined as "Major Stockholders."
(3) Includes beneficial ownership of 750,000 shares of Common Stock pursuant to the Warrant which is immediately exercisable and is not subject to the same restrictions as applies to shares held by Major Stockholders. However under the terms of the Warrant, the right to purchase 500,000 shares of Common Stock otherwise purchaseable pursuant to the Warrant expires on December 12, 1998 and the right to purchase the remaining 250,000 shares of Common Stock pursuant to the Warrant expires on December 12, 1999.
(4) Based solely on information contained in filings made with the Securities and Exchange Commission pursuant to Section 13(d) or Section 13(g) of the 1934 Act or on other information available to the Company. Includes 94,454 shares issued in connection with the Radish Merger. The Company has entered into a Development and License Agreement with Intel pursuant to which Intel licenses certain technologies to the Company.
(5) Indicates that such person or the general partner of such entity was a former director, officer and/or employee of Radish.
(6)  Indicates that such Person is a current officer or employee of Radish.
(7) Does not include 12,580 shares of Common Stock owned by John Cullen, a Selling Stockholder, who is a member of Sea Island Ventures, LLC.

                              PLAN OF DISTRIBUTION

     The Shares offered hereby may be sold from time to time by the Selling Stockholders acting as principals for their own account and if the Selling Stockholders is a Major Stockholder through Volpe, Welty & Company. The Company is responsible for the expenses incurred in connection with the registration of the Shares. The Selling Stockholders will pay or assume brokerage commissions or other charges and expenses incurred in the sale of the Shares. In addition, SystemSoft has agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act, and, in the event that any offering is made by the Selling Stockholders through underwriters, to agree to indemnify such underwriters for such liabilities.

     The distribution of the Shares by the Selling Stockholders is not currently subject to any underwriting agreement. The Shares covered by this Prospectus may be sold by the Selling Stockholders or by pledgees, donees, transferees, or other successors in interest from time to time. Such sales may be made at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. Such sales may be effected in the over-the-counter market, on the National Association of Securities Dealers Automated Quotation System, on the Nasdaq National Market, or on any exchange on which the Shares may then be listed. The Shares may be sold by one or more of the following: (a) one or more block trades in which a broker or dealer so engaged will attempt to sell all or a portion of the Shares held by the Selling Stockholders as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (d) in negotiated transactions; and (e) through other means. The Selling Stockholders may effect such transactions by selling Shares to or through broker-dealers, however Major Stockholders are required to effect such transactions by selling Shares to or through Volpe, Welty & Company, and such broker-dealers will receive compensation in negotiated amounts in the form of discounts, concessions, commissions or fees from the Selling Stockholders and/or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensations might be in excess of customary commissions). Such brokers or dealers or the participating brokers or dealers, including Volpe, Welty & Company, and the Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales, and any commissions received by such broker-dealer may be deemed to be underwriting compensation.

     Any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act, may be sold under Rule 144 rather than pursuant to this Prospectus.

     The Selling Stockholders are not restricted as to the price or prices at which they may sell their Shares. Sales of such Shares at less than the market prices may depress the market price of the Company's Common Stock. During the effective time of this Prospectus, certain Selling Stockholders (the "Major Stockholders") have agreed to restrictions on resale during (i) the period beginning on the first day after completion of the Company's fiscal quarters until two (2) business days after release of earnings for such quarter by the Company and (ii) a period not to exceed an aggregate of 90 days during any twelve month period if notified by the Company of a potential material event that could have a material effect on the Company's business and financial condition. In addition, the Major Stockholders have agreed to restrict their sales of the Company's Common Stock to not more than fifty (50%) of their shares of the Company's Common Stock in any fiscal quarter. Otherwise, the Selling Stockholders are not restricted as to the number of Shares which may be sold at any one time, and it is possible that a significant number of Shares could be sold at the same time.

     Boston EquiServe, 150 Royall Street, Canton, Massachusetts 02021, is the transfer agent for the Company's Common Stock.

                                 LEGAL MATTERS

     Certain legal matters with respect to the issuance of the Shares are being passed upon for the Company by Testa, Hurwitz & Thibeault, LLP, High Street Tower, 125 High Street, Boston, Massachusetts.

                                    EXPERTS

     The consolidated financial statements and the financial statement schedule of SystemSoft Corporation and subsidiaries appearing in the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1996 incorporated by reference in this Prospectus have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The audited historical financial statements of Radish Communications Systems, Inc. as of December 31, 1995 and 1994 and the years then ended included as Exhibit 99.1 of SystemSoft Corporation's Current Report on Form 8-K dated December 19, 1996, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

No dealer, salesperson or any other person has been authorized to give any information or to make any representations not contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to sell, any securities other than the registered securities to which it relates, or an offer to or solicitation of any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information contained herein is correct as of any time subsequent to the date hereof.

                             _____________________


                               TABLE OF CONTENTS

                                         Page
                                        -----
Available Information..................   2
Information Incorporated by Reference..   2
Trademarks.............................   3
The Company............................   3
Recent Developments....................   4
Risk Factors...........................   5
Use of Proceeds........................   8
Selling Stockholders...................   8
Plan of Distribution...................  10
Legal Matters..........................  10
Experts................................  11




                                2,787,802 Shares



                             SYSTEMSOFT CORPORATION



                                  Common Stock



                              ____________________

                                   PROSPECTUS
                              ____________________



                               February 28, 1997